SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of December 8, 2006

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On December 8, 2006, Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s condensed consolidated unaudited financial results for the three and nine months ended September 30, 2006. A copy of the registrant’s quarterly report for the three and nine months ended September 30, 2006 is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Quarterly Report for the three and nine months ended September 30, 2006 for Global Crossing (UK) Telecommunications Limited.

1